UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2 )(1)

                  Voice Powered Technology International, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    92861H107
                                 (Cusip Number)

                             Gregory J. Winsky, Esq.
                c/o Franklin Electronic Publishers, Incorporated
                               One Franklin Plaza
                     Burlington Plaza, New Jersey 08016-4907
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 19, 2002
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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(1)   The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



----------------------                                    ----------------------
CUSIP NO.     61990317                                            Page 2
----------------------                                    ----------------------

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    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Franklin Electronic Publishers, Incorporated  Employer I.D.# 22-2476703
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |_|
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    3    SEC USE ONLY
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    4    SOURCE OF FUNDS*
         N/A
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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  |_|
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         CITIZENSHIP OR PLACE OF ORGANIZATION
    6      State of Pennsylvania
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                           7     SOLE VOTING POWER
       NUMBER OF                 0
        SHARES          --------------------------------------------------------
     BENEFICIALLY          8     SHARED VOTING POWER
       OWNED BY                  0
        EACH            --------------------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER
        PERSON                   0
         WITH           --------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 0
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13    0%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 2 is being filed to reflect the sale of shares as described in Item 4 by Franklin Electronic Publishers, Incorporated, a Pennsylvania corporation (the "Reporting Person").

Item 1. Not Applicable.

Item 2. Not Applicable.

Item 3. Not Applicable.

Item 4. Purpose of Transaction.

      On August 2, 2002, the Reporting Person and Belle Group, Ltd., a Nevada corporation ("Belle"), entered into a Securities Purchase Agreement, whereby the Reporting Person agreed to sell, and Belle agreed to purchase, all 74,258,788 shares (the "Shares") of common stock of the Issuer, par value $.001 per share ("Common Stock"), owned by the Reporting Person. On August 19, 2002, the Reporting Person sold, and Belle purchased, the Shares for a purchase price of $100,000.

Item 5. Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Person does not own any shares of Common Stock.

      (b) Not applicable.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The Securities Purchase Agreement is attached hereto as Exhibit 1 and incorporated by reference in its entirety.

Item 7. Material to be Filed as Exhibits.

      Exhibit 1 - Securities Purchase Agreement dated as of August 2, 2002, by and between Franklin Electronic Publishers, Incorporated and Belle Group Ltd.

                                   SIGNATURES

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this instrument is true, complete and correct.


Dated: August 20, 2002


                                        FRANKLIN ELECTRONIC
                                        PUBLISHERS, INCORPORATED

                                        By: /s/ Gregory J. Winsky
                                            ------------------------------------
                                             Name:  Gregory J. Winsky
                                             Title: Executive Vice President